SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For March 1, 2005 to March 31 2005

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by fur-nishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of 9 Pages

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 , 333-13686, 333-111112 ,333-111113 AND 333-109766), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release: NICE Wins 2005 ContactCenterWorld.com Members' Choice Award for Best Performance Management. Dated March 3, 2005

Press Release: NICE Perform(TM) Selected by National Bank of Canada to Replace Existing Competitive System. Dated March 14, 2005

Press Release: Cisco Systems and NICE Collaborate on Intelligent Information  Networks to Deliver `Branch of the Future` to Retail Banks

Dated March 29, 2005

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Ran Oz

Name:  Ran Oz

Title: Corporate Vice President

And Chief Financial Officer

Dated: April 7, 2005

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NICE Wins 2005 ContactCenterWorld.com Members' Choice Award for Best Performance Management

Qualified customer votes confirm NICE`s solutions as best in driving contact center performance

Ra`anana, Israel, March 03, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions announced today that it has won the contact center industry`s top award for Best Performance Management, for Asia, in the 2005 ContactCenterWorld.com Members Choice Award.  The award was given for NICE Perform, which is a suite of applications that provide meaningful insights from customer interactions, delivering vital information to contact center and the entire enterprise.  The Members Choice Awards are based on user votes rather than a judging panel.

NICE Perform is a fully-integrated suite of solutions that offers innovative ways to generate insight from interactions and drive performance in the contact-center and throughout the enterprise.  NICE Perform provides multidimensional analytics that go beyond the scope of transactional analytics to help decision makers understand customer intent, market dynamics and identify current and future trends.  Content analysis is based on data that is derived from a wide variety of information sources, including word spotting, emotion detection, talk pattern analysis, customer surveys, call flow analysis, application activities, business data and more.  All of this information is stored in a centralized data warehouse.  The power of NICE Perform lies in the unique synergy between components that allows any user to gain insights from the interactions, and turn these insights into an exceptionally valuable source of decision-support information.

NICE Perform addresses the critical business issues faced by business managers in the contact center and throughout the enterprise, placing it on the leading edge of business performance optimization.  By applying its advanced content analytics, business managers can better understand and anticipate market and customer dynamics and make more informed decisions, take action and improve business performance.

"We are excited to win this win industry award, which is further validation of the growing market acceptance of NICE Perform and recognition of the solution`s innovation and real business benefit to the contact center and entire enterprise.  The Member`s Choice Award is especially satisfying also because it reflects our consistent commitment to, and achievement of outstanding customer satisfaction.  We thank our loyal customer base for its consistent support," said Zvi Baum, Corporate Vice President and General Manger of Enterprise Interactions Solutions.  "NICE has been providing insight from interactions solutions to 15,000 customers across 30,000 installations worldwide, and this award is an overwhelming confirmation of our staff's dedication to our customers and success in providing superior solutions and services."

Commenting on the awards, Raj Wadhwani, Founder & Editor In Chief added, for the 3rd year the industry honors the best of the best. This year competition was extremely high amongst the 83 entrants and over 3500 members voted. Unlike any other award program that has gone before, ours recognizes a company`s achievement in whatever regions of the world they operate in. For NICE this will be a great award - the quality of the votes from their customers was exceptional and this is why they won the award. It goes without saying that we feel every company who entered deserves credit for putting themselves in a program where customers vote - a challenge that many other vendors in the industry would not entertain."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of "Insights from Interactions", based on advanced content analytics of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

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About ContactCenterWorld.com

ContactCenterWorld.com is the world`s no.1 on-line resource site for the contact center industry around the world. Through a unique blend of high value editorials and carefully placed advertising, clients around the world benefit from substantial exposure and quality leads. We currently have over 79,000 corporate members of which 40% are at a senior executive level within Contact Centers globally. The quality content on our site is what draws 7,500 unique users to us every day. For more details visit www.ContactCenterWorld.com

About The Members` Choice Awards

Launched in the summer of 2002, the Members` Choice Awards are the industry`s first and only independent awards program where users vote for their favorite solution providers on a national, regional and global basis. There are no judges and no panels. Each award is based on the quality of all votes received.

For more information contact

Raj Wadhwani
Founder & Editor-In-Chief, ContactCenterWorld.com
Phone: 1-807-622-2080 x 2224
Fax: 1-807-622-2088
Email: rajw@contactcenterworld.com

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	++972-9-775-3745
Investors
Amit Scheinmann	NICE Systems amit.scheinmann@nice.com	++972-9-775-3030

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described

____ 5 ____

therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Perform(TM) Selected by National Bank of Canada to Replace Existing Competitive System

Solution suite chosen for its advanced capabilities and unique agent coaching tool, to go beyond traditional recordings of customer interactions

Ra`anana, Israel, March 14, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions today announced it has received a significant deal from the National Bank of Canada to implement NICE Perform(TM) in call centers of their major divisions, including National Bank Discount Brokerage, National Bank Trust, National Bank Securities, National Bank Insurance.  The solution will be implemented in Montreal, Quebec.

The NICE Perform solution was chosen to replace a competitor`s existing system, based on its capabilities for extracting insights from customer interactions, providing a quantifiable understanding and anticipation of customer preferences, potential risks and new opportunities.  By applying NICE Perform`s advanced capabilities the National Bank of Canada will be able to improve customer care and level of service as well as compliance with legal requirements.

Moreover, the National Bank of Canada will benefit from NICE Perform`s unique Agent Coaching solution, which will provide supervisors with targeted tools for improving agent performance and decreasing attrition.  With these tools supervisors can create personalized coaching packages and receive immediate feedback on their agents` skills and compliance with regulations.  By ensuring that guidelines and regulations are followed, the risk of legal action is mitigated.  Moreover, by decreasing attrition, the cost of recruiting and training new agents, translates into considerable operational cost savings.

"We are very pleased by this latest order for NICE Perform," said Haim Shani, President and Chief Executive Officer at NICE.  "Organizations are quickly recognizing the value of NICE Perform for going beyond traditional call recordings and quality monitoring.  NICE Perform`s differentiating value-add is its ability to provide the metrics by which organizations measure and predict customer behavior as the critical feedback to the enterprise and its processes."

About NICE Perform

NICE Perform is a fully-integrated suite of solutions that offers innovative ways to generate insight from interactions and drive performance in the contact-center and throughout the enterprise.  NICE Perform provides multidimensional analytics that go beyond the scope of transactional analytics to help decision makers understand customer intent, market dynamics and identify current and future trends.  Content analysis is based on data that is derived from a wide variety of information sources, including word spotting, emotion detection, talk pattern analysis, customer surveys, call flow analysis, application activities, business data and more.  All of this information is stored in a centralized data warehouse.  The power of NICE Perform lies in the unique synergy between components that allows any user to gain insights from the interactions, and turn these insights into an exceptionally valuable source of decision-support information.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of "Insights from Interactions", based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

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Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	++972-9-775-3745
Investors
Amit Scheinmann	NICE Systems ir@nice.com	++972-9-775-3026

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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Cisco Systems and NICE Collaborate on Intelligent Information  Networks to Deliver `Branch of the Future` to Retail Banks

NICE-Cisco collaboration helps banks shorten waiting queues, reduce costs, enhance security, and improve customer satisfaction

Ra`anana, Israel, March 29, 2005 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract insight from interactions announced today its collaboration with Cisco Systems in their "Branch of the Future" framework.  The shared vision introduces Internet Protocol (IP) networks into bank branches to shorten queues, reduce costs, enhance security and improve customer satisfaction.

The NICE contribution is based on the company`s solutions for extracting insights from interactions through advanced content analytics that improve business and operational performance as well as enhancing security.  The offering extends across three major areas of retail banking - security, marketing and operations - and across every touch point, including the teller`s counter and the ATM.

The NICE-Cisco collaboration will accelerate the growing trend of rolling out advanced applications for retail banking, based on a converged voice and video IP infrastructure.  This provides major potential for synergies between physical security and in-branch marketing, and offers the central office a real-time 360-degree view of every branch`s operations and customers.

This collaboration supports a trend is observed in Datamonitor`s report, `Network synergies in branch renewal`.  Daniel Lessner, Financial Services Technology Analyst at Datamonitor, comments "A more united approach to branch renewal could graduate functions such as video surveillance from their traditional position as pure cost centers to adding value back into the business. For example, CCTV footage of branches could be used to analyze branch utilization or customer service levels in real time"

The NICE offering is driven by the company`s market leading solution portfolio of voice and video content analytics, which provides insights into customer interactions across three major areas:

Security: video-based insights include access and intrusion detection and abandoned baggage detection.

Operations: voice and video-based insights such as queue control and reduction and customer movement.

Marketing: voice and text-based insights into branch optimization, advertising, promotion and promotional effectiveness, cross-selling/up-selling, screen/billboard positioning, and competitor information.

Jordi Ferrer, Retail Banking Business Development Manager, Cisco Systems Europe, Middle East and Africa explains the bigger picture.  "Retail banks are placing new emphasis on delivering adequate products and services through the most appropriate channels whilst cementing customer relationships.  A single view of customer interactions and behaviors is a key factor in achieving a multichannel vision".

"Together Cisco Systems and NICE deliver the insight needed to gain maximum profit from the retail banking branches of the future, while delivering truly cohesive, consistent multi-channel customer service and security to their customers," comments Koby Huberman, Corporate Vice President, Business Development and Strategic Alliances at NICE.  "Bringing voice and video onto a common IP network offers major potential in everything from physical security to in-branch-marketing, and enables retail banks to extract the maximum value from of their investments."

About Cisco Systems

Cisco Systems, Inc. (NASDAQ: CSCO), the worldwide leader in networking for the Internet, this year celebrates 20 years of commitment to technology innovation, industry leadership and corporate social responsibility. Information on Cisco can be found at http://www.cisco.com. For ongoing news, please go to http://newsroom.cisco.com. Cisco equipment in Europe is supplied by Cisco Systems International BV, a wholly owned subsidiary of Cisco Systems, Inc.

____ 8 ____

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of "Insights from Interactions", based on advanced content analytics - of telephony, web, radio and video communications.  NICE's solutions improve business and operational performance, as well as security.  NICE has over 15,000 customers in 100 countries, including the world's top 10 banks and 65% of the Fortune 100.  More information is available at www.nice.com.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Playback Organizer, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Galit Sadan	NICE Systems galit.sadan@nice.com	++972-9-775-3745
Investors
Amit Scheinmann	NICE Systems ir@nice.com	++972-9-775-3030
Cisco Systems
Alison Stokes	Cisco Systems astokes@cisco.com	+44 208 824 0926
Datamonitor
Krishna Rao	Datamonitor krao@datamonitor.com	+44 207 675 7271

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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